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                                                                   EXHIBIT 99.16

               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

PHELPS DODGE CORPORATION,                 )
a New York corporation and                )
CAV CORPORATION, a Delaware corporation,  )
                                          )
                       Plaintiff,
                                          )
               v.                         ) C.A. No. 17398-NC
                                          )
CYPRUS AMAX MINERALS                      )
COMPANY, a Delaware corporation,          ) COMPLAINT FOR DECLARATORY
Milton H. Ward, Linda G. Alvarado,        ) AND INJUNCTIVE RELIEF
George S. Ansell, Rockwell A. Schnabel,   )
Thomas V. Falkie, Ann Maynard Gray,       )
Theodore M. Solso, John H. Stookey,       )
Billie B. Turner and                      )
ASARCO INCORPORATED, a                    )
New Jersey corporation,                   )

                       Defendants.        )


          Plaintiffs Phelps Dodge Corporation and CAV Corporation (collectively, "Phelps Dodge"), by and through their undersigned attorneys, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, allege as follows:

                              NATURE OF THE ACTION
                              --------------------

          1. On July 15, 1999, ASARCO Incorporated ("ASARCO") and Cyprus Amax Minerals Company ("Cyprus Amax") announced a non-premium proposed merger (the "ASARCO Cyprus Merger"). Their merger agreement (the "Merger Agreement") -- which was not publicly disclosed until August 20, more than a month after the announcement -- is illegal. It purports to prohibit directors of a Delaware corporation from receiving, gathering, providing or
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exchanging information concerning any merger or acquisition proposal by Phelps
                                  ---
Dodge (or any other interested party) until the stockholders of both companies vote on the ASARCO Cyprus Merger. It cannot be terminated to pursue a clearly superior transaction, such as the three-way combination proposed by Phelps Dodge. It imposes draconian financial penalties -- in excess of 6% of the market capitalization of ASARCO -- if the deal is not consummated according to management's plan. In short, this Merger Agreement is dead on arrival, a fact that likely explains why the companies secreted it so long.

          2. The Merger Agreement's "No Solicitation" provisions -- in reality, "no-see, no-hear, no-talk" provisions -- are particularly outrageous. The directors of Cyprus Amax and ASARCO have contracted away their duty of care; they are not permitted even to learn about, let alone evaluate meaningfully, any alternative proposal -- no matter how compelling, financially rewarding and industrially sound. And, while the Merger Agreement makes the gracious concession of supposedly permitting the directors to change or withdraw their recom mendation of the ASARCO Cyprus Merger, it renders that right meaningless. A director cannot make an informed decision about the merits of a proposed
           ------
transaction -- or, equally important, the relative merits of two strategic alternatives -- without the ability to communicate freely with interested parties. This Court has never sanctioned what this Merger Agreement purports to do: require directors to keep their eyes wide shut.
    -------

          3. Apparently not content to hide behind the Merger Agreement's lock-up provisions, ASARCO and Cyprus Amax have engaged in a persistent pattern of conduct that reeks of entrenchment and undue defensiveness. Among other things, they have:

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 .    attempted to rig the proxy process -- Blasius Indus., Inc. v. Atlas
                                           ------------------------------
     Corp., 564 A.2d 651 (Del. Ch. 1989), be damned -- by setting meeting and
     -----
     record dates designed to favor unfairly management's preferred transaction;

 .    opposed Phelps Dodge's lawful requests for stockholder list information to allow Phelps Dodge to communicate directly -- and on a level playing field -- with the companies' owners;

 .    granted senior management compensation and benefits packages that not only lavishly "reward" entrenchment, but unfairly shift value from stockholders to management;

 .    included in the Merger Agreement provisions that virtually guarantee the jobs of senior management through 2002; and

 .    stood -- and hid -- behind the Merger Agreement's unlawful restrictions, refus ing to meet, discuss or exchange information with Phelps Dodge concerning its proposal.

     This is not the conduct of responsible boards of directors.

          4. Cyprus Amax's directors have abdicated their responsibilities. Their actions to date should be enjoined, and they should be required to act in accordance with law going forward.

                                  THE PARTIES
                                  -----------

          5. Plaintiff Phelps Dodge is a New York corporation with its principal executive offices in Phoenix, Arizona. Phelps Dodge is one of the world's leading producers of copper and has achieved its premier status through safe, efficient and environmentally sound

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production of low-cost, high-quality metals and minerals. Phelps Dodge beneficially owns common stock of both ASARCO and Cyprus Amax.

          6. Plaintiff CAV Corporation is a Delaware corporation directly owned by Phelps Dodge. CAV Corporation owns 100 shares of common stock of Cyprus Amax.

          7. Defendant Cyprus Amax is a Delaware corporation with its principal place of business in Englewood, Colorado. Cyprus Amax is a diversified mining company engaged in the exploration for and extraction, processing and marketing of mineral resources, including copper, molybdenum, coal and gold.

          8. Defendant Milton H. Ward ("Ward") has been Chairman, Chief Executive Officer and President of Defendant Cyprus Amax since 1992. He is a director of Cyprus Amax and owes fiduciary duties to Cyprus Amax and its shareholders.

          9. Defendants Linda G. Alvarado, George S. Ansell, Rockwell A. Schnabel, Thomas V. Falkie, Ann Maynard Gray, Theodore M. Solso, John H. Stookey and Billie B. Turner (the "Director Defendants") are current directors of Cyprus Amax and all owe fiduciary duties to Cyprus Amex and its shareholders.

          10. Defendant ASARCO is a New Jersey corporation with its principal place of business in New York, New York. ASARCO is a leading producer of copper, specialty chemicals and aggregates, and is registered to do business in Delaware. The Company's copper business includes integrated mining, smelting and refining operations in North America and Peru.

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          11.  Phelps Dodge has commenced a parallel action alleging, inter
                                                                      -----
alia, breaches of fiduciary duty against ASARCO, its Chairman and Chief
----
Executive Officer, Francis R. McAllister ("McAllister"), and its directors in the Superior Court of the State of New Jersey.

                               FACTUAL BACKGROUND
                               ------------------

I.   The Proposed Merger of ASARCO and Cyprus Amax
     ---------------------------------------------

          12. On July 15, 1999, ASARCO and Cyprus Amax announced a so-called "merger of equals" under which ASARCO shareholders are to receive one share of stock in the merged company and Cyprus Amax shareholders are to receive 0.765 shares per share of Cyprus Amax stock they currently hold. The proposed new company, ASARCO Cyprus Incorporated ("ASARCO Cyprus"), would have its corporate headquarters in New York City and its opera tions headquarters in Tempe, Arizona. Cyprus Amax shareholders would receive no premium by way of the transaction,

          13. ASARCO Cyprus would have a sixteen person board of directors with eight members nominated by ASARCO and eight by Cyprus Amax. Ward, Cyprus Amax's Chairman, President and Chief Executive Officer, and McAllister, ASARCO's Chairman and Chief Executive Officer, would serve as Co-Chief Executive Officers and directors of ASARCO Cyprus.

          14. The market reaction to the proposed no-premium merger was hardly inspired, pushing both companies' stock prices down. On July 14, 1999, the common stock of Cyprus Amax and ASARCO was trading at highs of 14-1/2 and 19-1/2, respectively. On July 19, 1999, the common stock of Cyprus Amex and ASARCO was trading at highs of 14 and 19-1/16, respectively. Although the ASARCO Cyprus Merger initially included projected cash

                                       5
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synergies of $100 million per year, plus reduced depreciation of $50 million annually due to the write-down of certain assets (this estimate was later increased to $200 million), the market has not recognized any incremental value in the current share prices of either company. The proposed merger has also been criticized for its lack of a plan to integrate operations, and its lack of asset rationalization.

          15. The details of the Merger Agreement were not finally disclosed to the public until August 20, 1999, over a month after the merger was announced and only after ASARCO and Cyprus Amax publicized that they were rejecting a three-way merger proposed by Phelps Dodge. By hiding the self-serving restrictive provisions of their Merger Agreement from public view, the directors of ASARCO and Cyprus Amax have attempted to shield their true objective of entrenching their positions even at the expense of a better proposal for their shareholders.

II.  The CEOS of ASARCO and Cyprus Amex Refuse to Talk with Phelps Dodge
     -------------------------------------------------------------------

          16. The time-way merger proposal offered by Phelps Dodge was made on August 10, 1999, when Douglas Yearley, CEO of Phelps Dodge ("Yearley"), telephoned Cyprus Amax's Ward and ASARCO's McAllister, who were meeting together in New York.

          17. This proposal was immediately -- and summarily -- rejected. At approximately 6:45 that evening, a few hours after the proposal was made, McAllister and Ward forwarded a short letter to Yearley which stated simply that pursuant to the terms of the Merger Agreement, Ward and McAllister felt they "were not at liberty to have a discussion of the nature you were suggesting today." Exhibit 1. A copy of the Merger Agreement was not provided to

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Phelps Dodge, and thus it was unclear at that stage why the CEOs of ASARCO and
Cyprus Amax would not even entertain discussions with Phelps Dodge.

          18. On August 11, 1999, Yearley and Phelps Dodge President, J. Steven Whisler, again requested a meeting with Cyprus Amax and ASARCO, in a letter to Ward and McAllister laying out the basic terms of the proposed merger. Exhibit
2. The letter explained "that a three-way combination . . . would create superior shareholder value for the shareholders of ASARCO and Cyprus Amax." Under the proposed merger, "all of the outstanding common stock of both ASARCO and Cyprus Amax [would] be exchanged for Phelps Dodge common stock" and "[t]he transaction would be tax free" to ASARCO and Cyprus Amax shareholders.

          19. Specifically, the August 11 letter stated that Phelps Dodge was prepared to offer shareholders of ASARCO and Cyprus Amax an exchange ratio of
0.3756 Phelps Dodge common shares for each ASARCO common share, and 0.2874 Phelps Dodge common shams for each Cyprus Amax common share. These exchange ratios represented a premium of approxi mately 25%, based on the then-market prices for ASARCO and Cyprus Amax shares. Because the benefits to the shareholders of ASARCO and Cyprus Amax of a three-way merger with Phelps Dodge are significantly greater than the currently proposed ASARCO Cyprus Merger, Phelps Dodge once again urged McAllister and Ward to consider the proposal. The CEOs of ASARCO and Cyprus Amax did not wait long, however, before refusing to consider the proposed three-way merger.

          20. On the morning of August 12,1999, Yearley received a telephone call frorn McAllister and Ward again refusing to discuss Phelps Dodge's proposal. Once again, the

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CEOs of ASARCO and Cyprus Amax did not explain what prevented them from even talking to Phelps Dodge.

          21. Ward and McAllister's stubborn refusals to communicate with Phelps Dodge demonstrated that there would be no serious consideration of a three-way merger of Phelps Dodge, Cyprus Amax and ASARCO. Their conduct strongly suggests their true motive is to entrench and perpetuate their current positions and lucrative compensation packages through the creation of ASARCO Cyprus, while abandoning their duties to act in the best interests of their companies and shareholders by exploring a merger with Phelps Dodge. In short, the CEOs of ASARCO and Cyprus Amax are depriving the stockholders of their companies of the opportunity to consider a premium proposal from which the shareholders stand to benefit significantly.

III. The Superiority of the Phelps Dodge Proposal
     --------------------------------------------

          22. An analysis of the three-way merger proposed by Phelps Dodge demon strates compelling benefits to all three companies. These include:

               (a) a significant premium, of approximately 30% as of the August
                   20, 1999 proposal date, and a quadrupling of dividends to sharehold ers;

               (b) the increased ability of the combined company to integrate south west U.S. mining operations, administrative functions in Chile and Peru and worldwide exploration and development activities;

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               (c) the increased financial strength of the combined company and its ability to create a world-class portfolio of cost-competitive mining assets;

               (d) a formidable management team, at both the operating and corpo rate levels, with solid credibility in the marketplace;

               (e) the capacity to eliminate substantial overhead, exploration, pur chasing and other expenses through consolidation;

               (f) tremendous operating leverage, together with sufficient diversity in other businesses to mitigate cyclical downturns;

               (g) the ability of the combined company to reduce capital expendi tures;

               (h) a strong liquid balance sheet, with excellent access to capital; and

               (i) the combination of all of these factors, creating greater shareholder value on an ongoing basis for the shareholders of all three companies.

          23. In addition, the three-way transaction proposed by Phelps Dodge would bring significant benefits to shareholders of all three corporations. Specifically, a three-way merger would lead to cost savings well in excess of the amounts that could be achieved through the pending ASARCO Cyprus Merger. Phelps Dodge estimates that the annual cash cost savings would be at least $200 million, with additional non-cash savings of approximately $65 million per year from lower depreciation charges.

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          24.  Over the past few years, Phelps Dodge stock has significantly outper formed the stock of both ASARCO and Cyprus Amax. Furthermore, Phelps Dodge stock has yielded a total return of 161% over the past ten years, compared to total returns of negative 20% for ASARCO stock and negative 26% for Cyprus Amax stock.

          25. Moreover, the benefits of the Phelps Dodge proposal remain superior to the terms of the ASARCO Cyprus Merger regardless of whether both or only one of ASARCO or Cyprus Amax accept the proposal. For shareholders of Cyprus Amax, a significant premium is still better than the no-premium ASARCO Cyprus Amax alternative. The consummation of the ASARCO Cyprus Merger, however, would prelude this possibility.

          26. The metals and mining industry is undergoing a phase of rapid consolida tion. In view of this dynamic environment and the numerous compelling benefits to ASARCO, Cyprus Amax and Phelps Dodge, a summary rejection of the Phelps Dodge proposal is as incomprehensible as it is unjustifiable.

IV.  The Boards of Directors' Public Rejection of the Phelps Dodge Proposal
     ----------------------------------------------------------------------

          27. In the face of the adamant refusal by the CEOs of both ASARCO and Cyprus Amax to give any consideration to Phelps Dodge's proposal, Phelps Dodge sent letters on August 12, 1999 to the boards of directors of both companies, outlining the proposed three-way transaction and the ensuing benefits to all three companies and their shareholders. Exhibit 3. In these letters, Phelps Dodge also indicated that its proposal with respect to Cyprus Amax was not contingent on ASARCO's acceptance of the proposal and vice versa.

          28. On August 20,1999, Cyprus Amax and ASARCO publicly rejected Phelps Dodge's "unsolicited proposal." In a joint news release (the "August 20 News Release"), Cyprus

                                       10
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Amax and ASARCO stated that each of their respective boards had met separately to consider the proposal, and determined that "pursuing the ASARCO Cyprus Merger was in [the] best interests of ASARCO and Cyprus Amax stockholders, respectively. . . ." Cyprus Amax and ASARCO's joint news release stated only that "Phelps Dodge's proposal is subject to a number of contingencies."
Exhibit 4.

          29. The boards of Cyprus Amax and ASARCO refrained from stating the basis for their decision to reject the Phelps Dodge proposal and did not identify the "contingen cies" they were referring in the August 20 News Release. Most certainly, they made no effort to discuss and negotiate any such "contingencies." Consequently, Defendants unjustifiably continue to deprive Cyprus Amax stockholders of the opportunity to decide for themselves which transaction is in fact in their best interests.

          30. That same day, following ASARCO and Cyprus Amax's public rejection of the Phelps Dodge proposal, Phelps Dodge outlined a revised proposal even more beneficial to the shareholders of ASARCO and Cyprus Amax. Each share of ASARCO common stock would be converted into 0.4098 Phelps Dodge common shares, representing a significant premium of approximately 30% to ASARCO shareholders, based upon share prices of ASARCO and Phelps Dodge before trading was halted that morning. Each share of Cyprus Amax common stock would be converted into 0.3135 Phelps Dodge common shares, representing an approximate 29% premium for Cyprus Amax shareholders, based upon share prices of Cyprus Amax and Phelps Dodge before trading was halted that morning. Exhibit 5.

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          31.  The market and financial community responded overwhelmingly favorably to the Phelps Dodge proposal, and the shares of all three companies rose during trading on August 20.

          32. On August 24, 1999, The Wall Street Journal reported that Cyprus Amax shareholders were eager to embrace a deal with Phelps Dodge. One money manager with a big stake in Cyprus Amax commented: "[l]ong term, ASARCO Cyprus is a good combination, but a combination of Phelps, ASARCO and Cyprus is a great combination."

          33. Even Cyprus Amax commented to Bloomberg News that it was prepared to convene a board meeting to study the increased offer. Gerald Malys, Chief Financial Officer of Cyprus Amax, informed Bloomberg that Cyprus Amax and ASARCO had rejected the initial offer because it did not offer enough of a premium. He added that Cyprus Amax and ASARCO need to begin conversations about the Phelps Dodge proposal, stating: "I don't think there is any choice in this game but to listen to what goes on. We need to look at it, they (ASARCO) need to look at it, we need to talk to each other." Yet the Merger Agreement and the continued resistance of McAllister, Ward and the boards of directors of ASARCO and Cyprus Amax remain road blocks to any such discussions -- and thus the proper discharge of the boards' fiduciary duties.

V.   The Unreasonable Terms of the ASARCO Cyprus Merger Agreement
     ------------------------------------------------------------

          34. Until August 20, 1999, the provisions of the Merger Agreement between ASARCO and Cyprus Amax were hidden from their respective shareholders and the public. On that day, ASARCO and Cyprus Amax filed an S-4 Registration Statement, attaching the Merger Agreement. The Merger Agreement contains a number of noteworthy "no-see, no-hear, no-talk" provisions that reflect patent violations of the fiduciary duties owed by the boards of ASARCO

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and Cyprus Amax. These provisions are transparent efforts to protect a non-
premiurn deal and to entrench management at the expense of shareholders.

          35. Sections 5.10(a)(i) and 5.11(a)(i) of the Merger Agreement restrain both parties, their directors, officers, employees and representatives from directly or indirectly soliciting, initiating or encouraging (whether by furnishing information or otherwise), or taking any other action designed to facilitate any inquiries or the making of any proposal which constitutes or reasonably could be expected to lead to any "Takeover Proposal." A Takeover Proposal is defined as any inquiry, proposal or offer, or any improvement, restatement, amend ment, renewal or reiteration of any such inquiry, proposal or offer, from any person relating to any direct or indirect acquisition of a business or equity securities of a party or any of its subsidiaries.

          36. More egregiously, Sections 5.10(a)(ii) and 5.11(a)(ii) restrain both parties, their directors, officers, employees, and representatives from "participat[ing] in any discussions or negotiations regarding any [alternative] Takeover Proposal." Thus the Merger Agreement, purports to restrain the Cyprus Amax board from discussing an unsolicited bid that is demonstra bly superior to the ASARCO Cyprus Merger.

          37. Sections 5.10(b) and 5.11(b) further prohibit the boards of directors of either company from withdrawing or modifying their approval or recommendation of the ASARCO Cyprus Merger or the Merger Agreement. The boards may withdraw their recommendation to approve the merger only if they determine in good faith, based on the advice of outside counsel, that a failure to do so would constitute a breach of fiduciary duties owed by the respective boards to their shareholders.

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          38.  The sole power that the boards of ASARCO and Cyprus Amax have if they determine that the ASARCO Cyprus Merger is not in fact in the best interests of their shareholders is to recommend that the shareholders vote against approving the merger. The boards of directors of ASARCO and Cyprus Amax do not have the power to terminate the Merger Agreement, nor may they stop the vote from occurring.

          39. Section 7.1(e) of the Merger Agreement permits ASARCO to terminate the Merger Agreement if Cyprus Amax breaches Section 5.10 of the Merger Agreement and Section 7.1(f) entities Cyprus Amax to terminate the Merger Agreement if ASARCO is in breach of Section 5.11. Under Sections 7.3(a)(ii) and
(b)(ii), if one party is entitled to terminate the Merger Agreement due to the other party's breach of its obligation not to consider or negotiate other proposals, the party who may terminate the Merger Agreement is entitled to $45 million (the "Termination Fee"). This is a grossly excessive termination fee and, in the case of ASARCO, would amount to 6% of its equity value.

          40. Under Sections 7.3(a)(i) and (b)(i) of the Merger Agreement, Cyprus Amax or ASARCO could be subjected to this severe Termination Fee simply because, in light of another Takeover Proposal, its shareholders voted against the merger. The only way in which the Termination Fee would not apply is if the other party's shareholders also voted against the transaction, or if a transaction pursuant to another Takeover Proposal was not consummated within 18 months.

          41. As a consequence of these provisions, the boards of ASARCO and Cyprus Amax are not allowed to consider superior offers or proposals and are thereby restrained from acting in the best interests of their shareholders. In addition, the substantial Termination Fee acts

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as a great disincentive for ASARCO and Cyprus Amax to negotiate with anyone but each other -- and for shareholders to vote down the ASARCO Cyprus Amax Merger Agreement. Although the Merger Agreement contains a provision which would allow the boards of directors to withdraw their recommendations in order to fulfill their fiduciary duties, it is impossible to see how this would occur if the directors have been effectively precluded from obtaining information about and considering in an infomed way any other offers or proposals.

          42. In other words, the boards of ASARCO and Cyprus Amax have tied their hands by agreeing not to solicit, encourage, or facilitate inquiries by furnishing information, and not to participate in discussions with respect to any other proposals. It would be difficult, if not impossible, for them to make any meaningful analysis of another proposal, such as Phelps Dodge's, let alone to make any recommendation to the shareholders of Cyprus Amax other than to vote in favor of the ASARCO Cyprus Merger. The restrictions contained in the Merger Agreement render it impossible for the boards of ASARCO and Cyprus Amax to make an informed decision as to whether the ASARCO Cyprus Merger is, or is not, in the best interests of their shareholders. Ward and the Director Defendants of Cyprus Amax should not be allowed to hide behind unreasonable provisions in the Merger Agreement as justification for their refusal to allow their shareholders to consider a for superior proposal.

          43. Moreover, there is great financial incentive for the boards to push ahead with their merger even at the expense of foregoing a better offer for their shareholders. The ASARCO Cyprus Form S-4 Registration Statement discloses that "[e]ach of the employee directors of ASARCO and Cyprus Amax may be entitled to receive compensation if the business combination is completed."
Even if certain directors or senior officers are no longer employed

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by the merged company, the Merger Agreement ensures that they are entitled to large severance payments. In other words, directors and certain senior officers of ASARCO and Cyprus Amax are rewarded whether they continue to be employed by ASARCO Cyprus or not. The key, however, is that the Merger Agreement be protected. If the Merger Agreement were to be terminated, the Director Defendants would be entitled neither to continued employment by ASARCO Cyprus, nor to the large severance payments.

          44. Finally, Section 3.2 of the Merger Agreement futher demonstrates the degree to which the directors of ASARCO and Cyprus Amax have sought to entrench their positions. It states that any change to the "key executive officers" of ASARCO Cyprus prior to the stockholder meeting in the year 2002 requires the affirmative vote of at least three-quarters of the directors constituting the entire board of directors of ASARCO Cyprus. What this means is that any change in management effectively requires the unanimous vote of the twelve non management directors.

VI.  ASARCO and Cyprus Amax Seek To Manipulate the Merger Vote
     ---------------------------------------------------------

          45. The August 20 News Release stated that proxy materials relating to the ASARCO Cyprus Merger would be mailed to shareholders of record on August 25, 1999, and that shareholder meetings have been set for September 30, 1999. This timetable in fact contra venes New York Stock Exchange Rules and was designed to further the interests of the directors over the shareholders.

          46. Section 4 of the New York Stock Exchange Rules regulates shareholder meetings and proxies. Section 401.02 explicitly provides that "[a] minimum of ten days' notice is required prior to the record date ... established
 ... for determination of shareholders entitled to

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vote at the meeting." ASARCO and Cyprus Amax gave only seven days' notice to the
NYSE of the August 25, 1999 record date, and did not make the record date public until August 20, 1999.

          47. Although the NYSE has opted not to take action against the companies for their failure to observe this rule, expediting the record date nonetheless demonstrates the haste with which ASARCO and Cyprus Amax are proceeding in order to have their Merger approved by shareholders of both companies.

          48. This abbreviated schedule is no accident. Ward, McAllister and the boards of their companies seek to prevent more recent shareholders, who would be aware of and therefore more likely to be in favor of the Phelps Dodge proposal, from being able to vote on the ASARCO Cyprus Merger. Defendants seek to preempt the normal flow of trading and move ment in the market of each company's shares in order to ensure that the shareholders of record entitled to vote upon the ASARCO Cyprus Mager are those who would be more likely to vote in favor of it.

          49. In addition, Phelps Dodge has sought shareholder lists and related materials from Cyprus Amax and ASARCO. As of the date of the filing of this complaint, Cyprus Amax has not responded to a letter requesting the materials dated August 23, 1999. ASARCO outright opposed an application Phelps Dodge made to a New Jersey court seeking the information. On August 26,1999, the court ruled that documents and records must be turned over to Phelps Dodge within forty-eight hours of the filing of its preliminary proxy materials. In light of the schedule ASARCO and Cyprus Amax have set for their shareholder meetings, the delay and refusal to turn over shareholder lists is further evidence of entrenchment.

VII. ASARCO and Cyprus Amax Issue an Ultimatum to Phelps Dodge
     ---------------------------------------------------------

          50. Instead of agreeing to engage in real discussions with Phelps Dodge, late in the afternoon of August 25,1999, ASARCO and Cyprus Amax issued a joint ultimatum to Phelps Dodge in the form of a news release (the "August 25 News Release") and a letter from McAllister and Ward to Yearley. Although the August 25 News Release characterized the letter as a "willingness to negotiate," the terms demanded by the CEOs of ASARCO and Cyprus Amax are so unreasonable that their negotiating posture is illusory and their entrenchment motive all the more apparent.

          51. The conditions, which no company would accept under similar circum stances, include a requirement that the exchange ratio be increased to
0.4055 shares of Phelps Dodge common stock for each Cyprus Amax share, and
0.5300 Phelps Dodge shares for each ASARCO common share. This demand amounts to a premium of 70% to 80% of the companies' stock prices after the announcement of
                                                       -----
their no-premium merger but before the first public disclosure of Phelps Dodge's
                            ------
initial proposal. Exhibit 6. ASARCO and Cyprus Amax may now be feeling pressure from their shareholders lo negotiate with Phelps Dodge, but making unrea sonable and unacceptable demands is nothing more than a ploy to deflect shareholder attention while pursuing the ASARCO Cyprus Merger.

          52. These outrageous demands amount to an unreasonable ultimatum to Phelps Dodge and make other supposed examples of their willingness to negotiate all the more illusory. The August 25 News Release reports that during the first ninety days after completion of the ASARCO Cyprus Merger, Ward and McAllister will offer their shareholders the right to call a meeting to consider a "bona fide" proposal. During this time period, ASARCO and Cyprus Amax will allow for a redemption of their shareholder rights plan and a waiver of any change of control provisions in employment contracts. In light of ASARCO's and Cyprus Amax's conduct to date and the delay -- and burden associated with such a special meeting -- such "promises" ring hollow. And the companies' statements regarding employment contracts are so cryptic -- and even contradictory -- as to be indecipherable.

          53. Indeed, the August 25 News Release also announced an equally illusory attempt at resuscitating shareholder interest in the ASARCO Cyprus Merger itself. ASARCO and Cyprus Amax now say they will improve the terms of their deal by including a "special payment" of $5.00 per share to the shareholders of the merged entity, to be paid as soon as possible after the consummation of the merger. This "special payment" does not alter the fundamental economics of the ASARCO Cyprus Merger, nor does it offer the stockholders of ASARCO and Cyprus Amax greater value than Phelps Dodge's premium proposal.

          54. Nothing in the August 25 News Release or the letter detracts from one fundamental fact: ASARCO and Cyprus Amax have not changed the unreasonable terms of their Merger Agreement preventing any serious consideration of the Phelps Dodge proposal. If there were any doubt, ASARCO and Cyprus Amax "emphasized" in the August 25 News Release that they were sticking to their schedule of shareholder meetings for September 30, 1999 to vote on their merger. In their letter to Yearley, Ward and McAllister made clear that "apart from this communication, neither party has waived any of its legal or other rights, or rights or obligations under our merger agreement."Exhibit 6. In other words, the "no-see, no-hear, no-talk" and other illegal provisions of the Merger Agreement remain intact.

          55. The August 25 letter shows that Ward and McAllister have put their interests before the interests of the ASARCO and Cyprus Amax shareholders. The letter states:

"[w]e strongly believe that the combination of Cyprus Amax and ASARCO, without the effect of combining further with Phelps Dodge, provides greater value to Cyprus Amax and ASARCO holders than your August 20 proposal. "In other words, Ward and McAllister believe that no premium is better than the significant premium offered by Phelps Dodge. Although that may be true for Ward and McAllister, it cannot be true for the shareholders of their companies.

          56. On August 25, 1999 Phelps Dodge issued a news release confirming that it had received ASARCO and Cyprus Amax's letter, but that the letter was not accompanied by any offer to negotiate, talk or exchange information.
Exhibit 7.

          57. On August 27,1999, Phelps Dodge filed a Form S-4 Registration State ment with respect to its Proposal, and announced its intention to offer to exchange shares of Phelps Dodge common stock for ASARCO and Cyprus Amax shares (the "Exchange Offer"). However, the Exchange Offer cannot be consummated unless, among other things, the Director Defendants amend the onerous terms of the shareholder rights agreement (the "Rights Agree ment" or the "Poison Pill") or redeem the rights provided therein.

VII. Cyprus Amax's Failure to Redeem or Amend its Shareholder Rights Agreement
     -------------------------------------------------------------------------

          58. In February 1999, Cyprus Amax adopted the Poison Pill, which was amended on July 15, 1999. Under the Rights Agreement, Cyprus Amax's board has authorized and delivered a dividend of one preferred share purchase right (a "Right") for each share of common stock of the company outstanding on February 28, 1999. Each Right represents the right to purchase 1/100 of a share of Series A Preferred Stock at a price of $50 per 1/100 of Series A Preferred Stock. Each share of Series A Preferred Stock has 100 times the voting power of each share of common stock.

          59. Distribution of the Rights is triggered by the earliest of the following events: (i) the tenth day after the first public announcement by Cyprus Amax or an Acquiring Person (defined as any person who is the beneficial owner of 15% or more of the common stock then outstanding) that an Acquiring Person has become such; or (ii) the tenth business day after the commencement of or the first public announcement of the intention of any person other than the company, or other associated persons, to commence a tender or exchange offer, the consum mation of which would result in any Person becoming the beneficial owner of common stock aggregating 15% or more of the then outstanding common stock.

          60. The Rights Agreement contains a "flip-in" provision. Under this provi sion, if any person becomes an Acquiring Person, each holder of a Right will be able to purchase shares under preferential terms. Specifically, he or she will have the right to purchase that number of shares of common stock, which at the time the person became an Acquiring Person had it market value of twice the exercise price, at the current exercise price multiplied by the number of 1/100 of a share of Series A Preferred Stock. This flip-in provision dilutes the Acquiring Person's holdings and increases the number of shares that the Acquiring Person would have to purchase in order to consummate a merger.

          61. The Rights Agreement also contains a "flip-over" provision, which arises if, following the time a person becomes an Acquiring Person, (i) Cyprus Amax shall consolidate with, or merge into, any other person, (ii) any person shall consolidate or merge with Cyprus Amax and Cyprus Amax is the continuing corporation of such merger, and in connection with such merger, all or part of the common shares shall be changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of Cyprus

Amax's assets or earning power are transferred to any other person other than Cyprus Amax or a wholly owned subsidiary. This "flip-over" provision entitles each Right holder to buy, at the current exercise price multiplied by the number of 1/100 Series A Preferred Stock, common stock of the acquiring company with a then market value equal to two times the exercise price.

          62. Due to the prohibitive costs this Poison Pill imposes on an Acquiring Person, no tender offer or exchange offer that would trigger the Rights can practically be consummated unless Cyprus Amax's board redeems the Rights or amends the Poison Pill. Cyprus Amax's board can redeem the Rights at a redemption price of $0.01 per Right. In addition, Cyprus Amax's board can amend the Rights Agreement, as it did on July 15, 1999 to accommodate the ASARCO Cyprus Merger. Accordingly, simply by refusing to redeem the Rights or to amend the Rights Agreement, Cyprus Amax's board can block offers regardless of the interests of Cyprus Amax's shareholders. The triggering of the Poison Pill would be particularly unjustified given the premium price and fair structure proposed by Phelps Dodge.

          63. The continued maintenance of the Poison Pill in relation to Phelps Dodge serves only one purpose: entrenchment of the Director Defendants for their own personal gain and at the expense of their duty to act in the best interests of Cyprus Amax's shareholders. A failure by Cyprus Amax and the Director Defendants to redeem the Rights or to amend the Rights Agreement would be a breach of the Director Defendants' fiduciary duties, because such failure will effectively hinder the shareholders of Cyprus Amax from exercising their fundamen tal rights to determine the future of the company they own.

                               DECLARATORY RELIEF
                               ------------------

          64. ASARCO and Cyprus Amax's indicate public rejection of Phelps Dodge's attempts to negotiate a business combination and their failure to take necessary steps to place the matter before the shareholders of both companies indicate that there is a substantial controversy between the parties. The adverse legal interests of the parties are real and immediate.

          65. The granting of the requested declaratory relief will serve the public interest by affording relief from uncertainty and by avoiding delay as well as conserving judicial resources by avoiding piecemeal litigation.

                               IRREPARABLE INJURY
                               ------------------

          66. Defendants' unwillingness to consider Phelps Dodge's proposed three-way transaction will prevent Phelps Dodge's proposal from being placed before the shareholders of both companies for their consideration. Should this occur, the shareholders of ASARCO and Cyprus Amax, including Phelps Dodge, will be deprived of the unique opportunity to decide which merger proposal is more beneficial to them.

          67. The terms of the Merger Agreement, by prohibiting the boards of ASARCO and Cyprus Amax from considering and negotiating alternative proposals, effectively prevent the boards from complying with their fiduciary duties to act in the best interests of their companies.

          68. In addition, Phelps Dodge, as a potential party to a three-way transaction, will be deprived of the unique opportunity to enter into a business combination that would provide it with substantial benefits, including increased efficiency and international competitive ness.

          69. The resulting injury to Phelps Dodge will not be compensable in money damages and Plaintiffs, as well as other ASARCO and Cyprus Amax shareholders, have no adequate remedy at law.

                                   COUNT ONE
                                   ---------

                      Breach of Duty of Care by Defendants
                      ------------------------------------

          70. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 69 as if fully set forth herein.

          71. The Director Defendants owe a duty of care to plaintiffs. This duty requires that they make good faith efforts to be informed and to exercise appropriate judgment. Failure of a board of directors to inform itself fully of all reasonably available material informa tion, including alternatives, before arriving at a decision constitutes a breach of this duty.

          72. The Director Defendants, in agreeing to and continuing to abide by terms in the Merger Agreement that prevent them from fulfilling their fiduciary duties, have breached their duty of care. By prohibiting themselves from obtaining information or considering other potentially superior offers, Defendants have precluded the possibility of making an informed recommendation to shareholders of ASARCO and Cyprus Amax. Even though they claim that they are willing to negotiate with Phelps Dodge, the unreasonable conditions in their August 25 letter render any such willingness completely illusory. In addition, ASARCO and Cyprus Amax have reaffirmed the onerous provisions of their Merger Agreement.

          73. Plaintiffs seek: (i) a declaration that Ward and the Director Defendants breached their duty to exercise due care in failing to make reasonable efforts to obtain informa tion about the Phelps Dodge proposal; (ii) a declaration that Ward and the Director Defendants breached their duty of care in determining that the ASARCO Cyprus Merger was in the best interests of their shareholders, without a reconfirmation of the fairness opinion of their financial advisors; (iii) an injunction compelling Ward and the Director Defendants to inform themselves adequately and to consider the Phelps Dodge proposal; (iv) an injunction compelling Ward and the Director Defendants to submit the Phelps Dodge Proposal to the shareholders of Cyprus Amax; and (v) an injunction preventing Defendants from taking any further steps to proceed with the proposed ASARCO Cyprus Merger.

                                   COUNT TWO
                                   ---------

         Breach of Fiduciary Duties by Ward and the Director Defendants
         --------------------------------------------------------------

          74. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs I through 73 as if fully set forth herein.

          75. Ward and the Director Defendants stand in a fiduciary relationship with Cyprus Amax shareholders, including Phelps Dodge. As fiduciaries, they owe the highest duties of care, loyalty and good faith.

          76. Three proposal for a three-way merger is non-coercive, nondiscriminatory, and poses no threat to Cyprus Amax's corporate policies and effectiveness. Phelps Dodge's proposal represents a substantial premium over the current market price of Cyprus Amax's stock and the value of the ASARCO non-premium alternative.

          77. The failure of Ward and the Director Defendants to determine that the proposed three-way merger is in the best interests of Cyprus Amax and its shareholders -- or even to consider the question seriously -- constitutes a violation of the fiduciary duties owed by them.

          78. The failure of Ward and the Director Defendants even to assess whether the proposed three-way merger is in the best interests of Cyprus Amax and its shareholders is a violation of the fiduciary duties owed by them.

          79. Plaintiffs seek: (i) a declaration that the failure of Ward and the Director Defendants to consider the Phelps Dodge proposal and to determine that the proposed three-way merger is in the best interests of Cyprus Amax's shareholders is a breach of fiduciary duty; (ii) an injunction compelling Ward and the Director Defendants to consider the Phelps Dodge proposal; (iii) an injunction compelling Ward and the Director Defendants to submit the Phelps Dodge proposal to the shareholders of Cyprus Amax; and (iv) an injunction preventing Defendants from taking any further steps to proceed with the proposed ASARCO Cyprus Merger.

          80.  Plaintiffs have no adequate remedy at law.

                                  COUNT THREE
                                  -----------

                The $45 Million Termination Fee is Unenforceable
                ------------------------------------------------

          81. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 80 as if fully set forth herein.

          82. Ward and the Director Defendants stand in a fiduciary relationship with Cyprus Amax shareholders, including Phelps Dodge. As fiduciaries, they owe the highest duties of care, loyalty and good faith.

          83. The Director Defendants breached their fiduciary duties in agreeing to a Termination Fee in the grossly excessive sum of $45 million, and in agreeing that such Termination Fee would apply even if the shareholders of Cyprus Amax voted against the ASARCO Cyprus Merger.

          84. Plaintiffs seek a declaration that agreeing to a Termination Fee of $45 million is a breach of fiduciary duty.

          85.  Plaintiffs have no adequate remedy at law.

                                   COUNT FOUR

                      The Coercive Vote Should Be Enjoined
                      ------------------------------------

          86. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 85 as if fully set forth herein.

          87. The scheduled September 30, 1999 vote by the Cyprus Amax stockholders on the ASARCO Cyprus Merger will be improperly and illegally coercive. Stockholders will be wrongfully coerced into voting in favor of the merger because, as Defendants have structured the Merger Agreement, Cyprus Amax will have to pay to ASARCO a grossly excessive Termination Fee if the Cyprus Amax stockholders fail to approve the merger. The vote of the Cyprus Amax stockholders will also be wrongfully coerced because they know that the ASARCO Cyprus transaction is the only business combination the Director Defendants will approve and thus, due to the Director Defendants' breaches of fiduciary duties, is the only transaction whereby Cyprus Amax can be consolidated with another entity.

          88. Plaintiffs seek an injunction enjoining the September 30, 1999 vote, or, alternatively, enjoining Defendants from taking any actions to consummate the ASARCO Cyprus Merger.

          89.  Plaintiffs have no adequate remedy at law.

                                   COUNT FIVE
                                   ----------

    Phelps Dodges' Proposal Must be Submitted to Shareholders of Cyprus Amax
    ------------------------------------------------------------------------

          90. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 99 as if fully set forth herein.

          91. The proposal for a three-way merger is non-coercive, nondiscriminatory, and poses no threat to Cyprus Amax's corporate policies and effectiveness, and represents a substantial premium over the current market price of Cyprus Amax's stock.

          92. Ward and the Director Defendants may not improperly prevent the shareholders of Cyprus Amax from considering the Phelps Dodge Proposal. Nor may they improperly manipulate the voting process, as they already have attempted to do. Any meeting of Cyprus Amax's shareholders to vote upon the ASARCO Cyprus Merger must include a consider ation of the Phelps Dodge proposal, which is superior and more beneficial to Cyprus Amax's shareholders than the ASARCO-Cyprus Amax Merger Agreement. The failure of Ward and the Director Defendants to put the Phelps Dodge proposal before the shareholders of Cyprus Amax is a breach of their fiduciary duties.

          93. Plaintiffs seek: (i) a declaration that the failure of Ward and the Director Defendants to submit the Phelps Dodge proposal for consideration by Cyprus Amax's sharehold ers is a breach of fiduciary duty; (ii) an injunction compelling Ward and the Director Defendants to submit the Phelps Dodge proposal to Cyprus Amax's shareholders at any meeting of Cyprus Amax's shareholders to consider the ASARCO Cyprus Merger; and (iii) an injunction preventing Ward and the Director Defendants from taking any further steps to proceed with the proposed ASARCO Cyprus Merger until Cyprus Amax's shareholders have been given the opportunity to consider the three-way transaction proposed by Phelps Dodge.

          94.  Plaintiffs have no adequate remedy at law.

                                   COUNT SIX
                                   ---------

                   Failure to Amend or Redeem the Poison Pill
                   ------------------------------------------

          95. Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 94 as if fully set forth herein.

          96. The proposal for a three-way merger is non-coercive, nondiscriminatory, and represents a substantial premium over the market price of ASARCO and Cyprus Amax stock. The Phelps Dodge proposal posts no threat to Cyprus Amax's corporate policies and effectiveness.

          97. The failure of Ward and the Director Defendants to redeem the Rights or to amend the Rights Agreement, or to otherwise make it inapplicable to the Phelps Dodge proposal, is a severe and inappropriate response to the proposed three-way merger. In addition, Ward and the Director Defendants' failure to redeem the Rights or to amend the Rights Agree ment is a breach of the fiduciary duties owed by them to Cyprus Amax's shareholders.

          98. The application of the Rights Agreement, or the adoption of any other defensive measures, to impede or preclude the consideration and/or consummation of the three way merger proposed by Phelps Dodge is a violation of the fiduciary duties owed by Ward and the Director Defendants. The Phelps Dodge Exchange Offer is incapable of completion unless the Poison Pill is redeemed or amended.

          99. Plaintiffs seek: (i) a declaration that the failure of Ward and the Director Defendants to redeem the Rights or to amend the Rights Agreement to make it inapplicable to the Phelps Dodge proposal is a breach of fiduciary duty;
(ii) an injunction compelling Ward and the Director Defendants to redeem the Rights or to otherwise amend the Rights Agreement to make it inapplicable to the Phelps Dodge proposal; and (iii) an injunction enjoining Ward and the Director Defendants from applying the Rights Agreement or adopting any other defensive measures aimed at impeding the three-way merger proposed by Phelps Dodge.

          100  Plaintiffs have no adequate remedy at law.

                                  COUNT SEVEN
                                  -----------

 Breach of Fiduciary Duty:  Section 203 of the Delaware General Corporation Law
 ------------------------------------------------------------------------------

          101 Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 100 as if fully set forth herein.

          102  Section 203 of the Delaware General Corporation Law, 8 DEL. C.
                                                                      -------
(S) 203, entitled "Business Combinations with Interested Stockholers," applies to any Delaware corpora tion that has not opted out of such statute's coverage.

          103 Section 203 provides that, if a person acquires 15% or more of a com pany's stock, such "interested stockholder" may not engage in a "business combination" with the company (which includes mergers or consolidations) for three years after the person becomes an interested stockholder, unless: (i) prior to the 15% acquisition, the board of directors has approved either the acquisition or the business combination; (ii) the interested stockholder acquires 85% of the corporation's voting stock in the transaction in which it crosses the 15% threshold; or (iii) on or subsequent to the date of the 15% acquisition, the business combination is approved by the board of directors and authorized at an annual or special meeting of stock holders by the affirmative vote of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. Section 203 is intended to prevent coercive and inadequate tender or exchange offers.

          104 Cyprus Amax's board may not properly use Section 203 to prevent Cyprus Amax's stockholders from considering Phelps Dodge's three-way merger proposal, nor to prevent substantive negotiations between ASARCO, Cyprus Amax and Phelps Dodge that could lead to a deal among the three companies. The true purpose of Section 203, to allow a board of directors to ensure that its shareholders receive the highest possible value for their shares, would be thwarted. Defendants should not be permitted to use Section 203 to preclude consideration of all possible alternatives to their preferred transaction or to deny stockholders the right to vote on other offers.

          105  According to Section 203, Defendants have the power to render the section inapplicable to Phelps Dodge's proposal by approving the three-way merger. The Defendants' failure to approve Phelps Dodge's proposal and to take other steps necessary to render Section 203 inapplicable prevents Cyprus Amax's shareholders from considering a combination that will be more beneficial to them than the purported "merger of equals" between ASARCO and Cyprus Amax. The Defendants are therefore in breach of their fiduciary duties.

          106  Plaintiffs seek:  (i) a declaration that the application of
Section 203 to impede or frustrate the Phelps Dodge proposal is a breach of fiduciary duty; and (ii) an injunction compelling Ward and the Director Defendants to approve the Phelps Dodge proposal, thereby rendering Section 203 inapplicable.

          107  Plaintiffs have no adequate remedy at law.

                                  COUNT EIGHT
                                  -----------

              ASARCO's Aiding and Abetting of Defendants' Breaches
              ----------------------------------------------------

          108 Plaintiffs repeat and reallege each and every allegation set forth in paragraphs 1 through 107 as if fully set forth herein.
          109 Defendants have breached their fiduciary duties to Cyprus Amax and to its shareholders.

          110 ASARCO has aided and abetted Defendants in the breach of their fiduciary duties. As a direct participant in the purported "merger of equals," ASARCO knew of, and in fact actively encouraged and participated in, the breach of fiduciary duties set forth herein. ASARCO and Cyprus Amax have entered into a Merger Agreement which prohibits the consideration of other, even superior, alternatives and provides ASARCO with an unjustifiably large Termination Fee. ASARCO induced Defendants to breach their fiduciary duties in order to obtain the substantial financial benefits that the ASARCO Cyprus Merger would provide, at the expense of Cyprus Amax's stockholders.

          111 Plaintiffs seek an injunction preventing ASARCO, its employees, agents and all persons acting on its behalf, from aiding and abetting Ward and the Director Defendants' breach of fiduciary duties to Cyprus Amax and its shareholders, with respect to the ASARCO Cyprus Merger and the Phelps Dodge proposal.

          112  Plaintiffs have no adequate remedy at law.

          WHEREFORE, Phelps Dodge respectfully requests that the Court enter an order:

          1. declaring that (i) the failure to make good faith efforts to obtain information about reasonable alternatives such as the Phelps Dodge proposal in order to make an informed decision about the ASARCO Cyprus Merger; and (ii) the failure to obtain a reconfirma tion of the fairness opinion of their financial advisors, is a breach of the Director Defendants' duty of care which they owe to Cyprus Amax and its shareholders;

          2. declaring that the failure to (i) adequately consider Phelps Dodge's offer; (ii) determine that the Phelps Dodge proposal is in the best interest of Cyprus Amax's shareholders; (iii) submit Phelps Dodge's proposed three-way merger to the shareholders of Cyprus Amax; (iv) render inapplicable the Poison Pill by redeeming the Rights or amending the Rights Agreement; and
(iv) render inapplicable Section 203 by approving the Phelps Dodge proposal, constitute a breach of Ward and the Director Defendants' fiduciary duties;

          3. compelling Ward and the Director Defendants to render inapplica ble to the Phelps Dodge proposal the Poison Pill by redeeming the Rights or amending the Rights Agreement;

          4.        compelling Ward and the Director Defendants to render
Section 203 inapplicable to the three-way merger proposed by Phelps Dodge by approving the Phelps Dodge proposal;

          5. compelling Defendants to consider the Phelps Dodge proposal and to take all steps necessary to provide Plaintiffs with a fair and equal opportunity to enter into a transaction with ASARCO and Cyprus Amax, including submitting the proposal to Cyprus Amax's shareholders;

          6. temporarily, preliminarily and permanently enjoining Defendants from taking any further steps to proceed with the proposed ASARCO Cyprus Merger until the shareholders of Cyprus Amax have been given the opportunity to consider the three-way transaction proposed by Phelps Dodge;

          7. temporarily, preliminarily and permanently enjoining the adoption or exercise of any measures by Cyprus Amax or Ward and the Director Defendants which have the effect of impeding, frustrating or interfering with the Phelps Dodge proposal;

          8. temporarily, preliminarily and permanently enjoining ASARCO, its employees, agents and all persons acting on its behalf, from aiding and abetting Ward and the Director Defendants' breach of their fiduciary duties to Cyprus Amax's stockholders;

          9. granting damages for all incidental injuries suffered as a result of Defendants' unlawful conduct;

          10. awarding Phelps Dodge its costs and expenses in this action, including reasonable attorneys' fees; and

               11. granting such other and further relief as the Court deems just and proper.

Dated:    Wilmington, Delaware
          August 27, 1999





                                    --------------------------------------
                                    R. Franklin Balotti
                                    Gregory P. Williams
                                    RICHARDS, LAYTON & FINGER, P.A.
                                    One Rodney Square
                                    P.O. Box 551
                                    Wilmington, Delaware 19899
                                    (302) 658-6541
                                    Attorneys for Plaintiffs

Of Counsel:
Stuart J. Baskin
Alan S. Goudiss
SHEARMAN & STERLING
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

John Hall
DEBEVOISE & PLIMPTON
875 Third Avenue
New York, New York 10022
(212) 909-6000